UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number  000-49760

CUSIP Number 71647K105

(Check One): [  ] Form 10-K     [  ] Form 20-F     [  ] Form 11-K     [X] Form 10-Q

[  ] Form 10-D     [  ] Form N-SAR     [  ] Form N-CSR

For Period Ended: July 31, 2013

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Petro River Oil Corp.
Full Name of Registrant

Former Name if Applicable

1980 Post Oak Boulevard, Suite 2020
Address of Principal Executive Office

Houston, Texas 77056
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant cannot file its Quarterly Report on Form 10-Q for the period ended July 31, 2013 within the prescribed time period because of delays in compiling the information for the preparation of the financial statements and management’s discussion and analysis for the Form 10-Q which could not be eliminated without unreasonable effort or expense. The Registrant is working diligently with its auditors to complete its Quarterly Report on Form 10-Q and expects to file its Form 10-Q no later than five days following its prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Scot Cohen	469	828-3900
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [X]  No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X]  No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Petro River Oil Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 16, 2013	/s/ Scot Cohen
By: Scot Cohen
Title: Executive Chairman

Exhibit for 12b-25

On April 23, 2013, the Company executed and consummated a securities purchase agreement by and among the Company, Petro River, the holders of outstanding secured promissory notes of Petro (the “Notes”), the members (the “Petro Members”) of Petro River holding membership interests in Petro River(the “Membership Interests”), and Mega Partners 1 LLC (“Mega Partners” and together with the Petro Note holders and the Petro Members, the “Investors”), the holders of working interests (the “Working Interests” and together with the Notes and the Membership Interests, the “Acquired Securities”) sold by the Company (the “Securities Purchase Agreement” and the transaction, the “Share Exchange”).

In the Share Exchange, the Investors exchanged their Acquired Securities for 591,021,011 newly issued shares of common stock of the Company (“Common Stock”). As a result, upon completion of the Share Exchange, Petro River became the Company’s wholly-owned subsidiary.

As a result of the Share Exchange, the Company acquired 100% of the member units of Petro River and consequently, control of the business and operations of Petro River. Petro River is deemed the accounting acquirer while the Company remains the legal acquirer. The value of the equity shares issued for consideration were valued at $0.40 per share which was the market value at the date of acquisition. The aggregate fair value of these shares approximated the fair value of the net assets acquired, and in conclusion, the goodwill associated with the transaction was deemed immaterial.

On March 8, 2013, we entered into a Second Omnibus Waiver and Modification Agreement (the “Second Waiver Agreement”) with holders of our outstanding series A warrants (“Series A Warrants”), series B preferred stock (“Preferred Stock”), series B warrants (“Series B Warrants”), subordinated secured debentures (“Debentures”), secured promissory notes (“Secured Notes”), series C warrants (“Series C Warrants”), secured promissory notes (“Promissory Notes”) and series D warrants (“Series D Warrants” and collectively with the Series A Warrants, Preferred Stock, Series B Warrants, Debentures, Secured Notes, Series C Warrants and Promissory Notes, the “Convertible Securities”).

As the Share Exchange did not occur on or prior to April 15, 2013, on April 15, 2013, we entered into a Third Omnibus Waiver and Modification Agreement (the “Third Waiver Agreement”) with holders of the Convertible Securities. The Third Waiver Agreement incorporated all of the terms of the Second Waiver Agreement, except that it allowed for the Share Exchange to be completed no later than April 19, 2013, which date could be extended by Scot Cohen on behalf of the holders of the Convertible Securities to no later than April 26, 2013. In addition, the Third Waiver Agreement imposed a 90 day lock-up period from the Closing Date (the “Initial Lock-Up Period”), during which time the holders cannot sell, transfer or dispose of the Common Stock issuable upon conversion of the Convertible Securities. After the Initial Lock-Up Period, the Third Waiver Agreement imposes a 90 day leak-out period, during which time, the holders of the Convertible Securities cannot sell, transfer of dispose of more than 10% the Common Stock owned by such holder issuable upon conversion of the Convertible Securities, on a cumulative basis, during any 30 day period.

Additionally, on April 23, 2013, the Company acquired the Membership Interests of Petro River pursuant to the Securities Purchase Agreement. As a result of the Share Exchange, the business of Petro River became our principal business. Petro River is an emerging oil and gas producer focusing on assets in the Southeast Kansas region of the Mississippi Lime. Petro owns approximately 115,000 gross acres (85,000 net acres) with five producing oil and gas wells, in which Petro River owns a 50% working interest and 40% net revenue interest.

The Company is accounting for the above transactions as a reverse merger and Petro River is deemed the accounting acquirer while the Company remains the legal acquirer. All historical accounting periods presented are that of the Company. The financial statements that will be presented in the upcoming filing of the Company’s Form 10-Q will reflect Petro River as the accounting acquiror.

Due to the transactions described above, the Company anticipates that there will be significant changes in the results of operations from the corresponding period for the last fiscal year, which will be reflected in the financial statements attached to the finalized Form 10-Q.